April 5, 2011

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-5546

Re:	Oracle Corporation
Form 10-K for the Fiscal Year Ended May 31, 2010
Filed July 1, 2010
File No. 000-51788

Dear Mr. Gilmore:

This letter responds to the comments set forth in the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) to Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation (“Oracle” or the “Company”), dated March 25, 2011, regarding Oracle’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

Form 10-K for the Fiscal Year Ended May 31, 2010

Consolidated Financial Statements

Consolidated Statements of Operations, page 88

1.	We note your response to prior comment 5. Please provide us with your quantitative analysis of the allocation of such costs to the respective cost of sales for the periods presented and describe how you considered the significance of these costs relative the respective revenue streams and the costs of sales line items currently presented on your Statements of Operations. In addition, tell us how you considered the guidance of ASC 985-20-45-1 and SAB Topic 11.B.

Response: The quantitative analysis requested by the Staff is presented below. We would like to point out that we have considered the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 985-20-45-1 and the SEC’s Staff Accounting Bulletin

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

(SAB) Topic 11.B and respectfully advise the Staff that, after reviewing those requirements and others pursuant to U.S. generally accepted accounting principles and the rules, regulations and related accounting bulletins published by the SEC, we are not aware of any specific financial reporting requirements to include amortization of acquired intangible assets within cost of products or cost of services for the periods presented. ASC 985-20-45-1 requires that the amortization of capitalized software costs be included in cost of sales or a similar expense category. ASC 350-30-45-2 states that “the amortization expense and impairment losses for intangible assets shall be presented in income statement line items within continuing operations as deemed appropriate for each entity.” ASC 350 does not require that amortization of acquired intangible assets to be allocated to any specific cost category. SAB Topic 11.B addresses the exclusion of “depreciation, depletion and amortization of property, plant and equipment” from cost of goods sold or operating expenses. Amortization of intangible assets is not “depreciation, depletion and amortization of property, plant and equipment.”

Finally, and as we stated in our initial response, we do not believe the allocation of amortization of intangible assets to other cost categories within operating expenses would provide a clearer presentation to users of our financial statements. We believe such a presentation would be more confusing.

With respect to the quantitative analysis requested, we advise the Staff of the following:

•

We refer the Staff to our response to comment 2 below with respect to our assessment of direct expenses and the amortization of developed technology intangible assets related to our new software license revenues for fiscal 2010, 2009 and 2008.

•

With respect to our assessment of the amortization of developed technology intangible assets and whether to include the amounts in our direct expenses related to our hardware systems products revenues: we advise the Staff that the amortization of developed technology intangible assets related to our hardware systems products totaled approximately $113 million for fiscal 2010 (none for fiscal 2009 and 2008). We believe such an amount is neither quantitatively nor qualitatively material. The amount of developed technology amortization related to our hardware systems products that we recognized in fiscal 2010 represented approximately 0.6% of total operating expenses and 7.5% of our total hardware systems products revenues and would have been 12.8% of our hardware systems products expenses as calculated per our consolidated statement of operations. We do not believe such amortization was material to include in our hardware systems products expenses as:

•	we do not present a separate gross profit line for our hardware systems products in our consolidated statements of operations;

•

our classification of developed technology amortization in the amortization of intangible assets line of our consolidated statements of operations had no effect on any reported amounts or trends with respect to our total operating expenses or total operating margin as reported per our consolidated statements of operations; and

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

•

we enable the users of our consolidated financial statements to assess each of our operating segments’ performance including intangible asset amortization in our presentation of each operating segments’ results that is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations for fiscal 2010, 2009 and 2008.

•

With respect to our assessment of the amortization of developed technology intangible assets and whether to include the amounts in our direct expenses related to our services revenues: we advise the Staff that we performed a similar analysis as to that performed for our hardware systems products expenses (described above) and we reached a similar conclusion that such amounts were neither qualitatively nor quantitatively material (amortization of developed technology relating to our services revenues was approximately $13 million in each of fiscal 2010 and 2009 and $15 million in fiscal 2008).

We have consistently applied the aforementioned presentation in all of our filings and for all of our fiscal periods. We periodically assess whether this presentation continues to provide relevant information to financial statement users while complying with U.S. generally accepted accounting principles and the rules, regulations and interpretations of the SEC. To provide additional clarification to the financial statement reader, we will prospectively add disclosure to our consolidated statements of operations to make it clear that our cost of revenue lines exclude amortization of intangible assets. The disclosure will be in the form of a footnote applied to each of our cost of revenue lines on the face of our consolidated statements of operations and will state, “Exclusive of amortization of intangible assets, which is shown separately below.”

2.	As a related matter, please explain to us why you do not present cost of sales related to new software licenses. We note that in your November 23, 2005 response to comment 81 you indicated that if the amortization of developed technology amounts becomes significant, you will present the cost of licenses, including the amortization of developed technology, separately in future filings. In your response, quantify the components of the direct costs of new software licenses revenues for the periods presented and describe how you considered the significance of these costs relative to the new licenses revenues. Please refer to Item 5-03.2 of Regulation S-X.

Response: As we have stated above, we do not believe there is a requirement to allocate amortization of acquired intangible assets to cost of sales related to new software licenses. We refer the Staff to our response to comment 1 above.

Quantitatively we advise the Staff that our direct expenses relating to new software license revenues both with and without amortization of developed technology for fiscal 2010, 2009 and 2008 did not meet the thresholds for separate presentation pursuant to Regulation S-X, Rule 5-03.2 and Rule 4-02 as further presented in the following analysis:

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

	Year Ended May 31,
(in millions)	2010	2009	2008
Direct expenses relating to new software license revenues	$203	$186	$208

Total direct expenses relating to new software license revenues as a percentage of total operating expenses	1.1%	1.2%	1.4%

Amortization of developed technology attributable to new software licenses	$685	$709	$500

Total direct expenses relating to new software license revenues including amortization of developed technology	$888	$895	$708

Total direct expenses relating to new software license revenues including amortization of developed technology as a percentage of total operating expenses	5.0%	6.0%	4.9%

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Revenue Recognition, page 91

3.	In your response to prior comment 7 you indicate that Premier Support is available for the first five years from the general availability date of all product releases. Please explain what you mean by the general availability date for a product and how this is factored into a support contract term period. Clarify whether Premier Support is a five-year support contract sold in connection with a software license or whether customers simply have the option of renewing an annual contract during this five-year period. In this regard, we note in your response your reference to first year support sold in connection with a software license although in your description of Premier Support on your website, it appears to be a standard five-year support period.

Response: The general availability date for a product is the date upon which it is first available for sale to customers. The general availability date is not factored into a support contract term.

Premier Support is not a five-year contract sold in connection with a software license. Rather, Premier Support is available to customers for a five-year period from the date of general availability. First year support has a term of one year and the customer has an option of renewing their Premier Support for subsequent one year contract terms during that five-year period.

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Acknowledgments

In connection with our response to your comments, Oracle acknowledges the following:

•	Oracle is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please contact me or Christopher Ing, Assistant General Counsel and Assistant Secretary, both at (650) 506-7000.

Very truly yours,

/S/ WILLIAM COREY WEST
William Corey West Senior Vice President, Chief Accounting Officer and Corporate Controller

cc:	Barbara Jacobs, Assistant Director, Division of Corporation Finance, SEC
Joyce Sweeney, Staff Accountant, Division of Corporation Finance, SEC
Philip Rothenberg, Staff Attorney, Division of Corporation Finance, SEC
Jeff Epstein, Executive Vice President and Chief Financial Officer, Oracle Corporation
Dorian Daley, Senior Vice President, General Counsel and Secretary, Oracle Corporation
Christopher Ing, Assistant General Counsel and Assistant Secretary, Oracle Corporation